# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 08/29/2025
Amends the filing with accession number 0001104659-25-001689
Filed by CIK 0002050571
Persons authorized to receive notices and communications: Brent Winn, P. O. Box 8436, Richmond, Virginia (VA), 23226, 804-338-7708

## Reporting persons
- Kory J. Kramer (CIK 0002050571): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 41,039; shared voting power 0; sole dispositive power 41,039; shared dispositive power 0; aggregate amount beneficially owned 41,039 (2.73% of the class)
  Comment: (1) The percentage of the class was calculated based on 1,505,270 shares of Common Stock outstanding as of August 11, 2025.
  This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D initially filed on January 7, 2025 by Kory J. Kramer, as amended by that certain Amendment No. 1 to Schedule 13D filed on March 24, 2025 (the "Schedule 13D").

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: Kory J. Kramer
Residence or business address: 1400 Newport Center Drive, Suite 230, Newport Beach, CA 92660
Present principal occupation or employment: Partner and Investment Officer, Eagle Four Partners, 1400 Newport Center Drive, Suite 230, Newport Beach, CA 92660
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceedings.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 29, 2025, the Reporting Person, in his capacity as trustee to the Kramerica Trust, Dated July 24, 2015 (the "Kramerica Trust"), entered into that certain Stock Purchase Agreement (the "Stock Purchase Agreement") with Francis Kavanaugh, pursuant to which, upon the terms and conditions set forth therein, the Kramerica Trust agreed to sell, and Francis Kavanaugh agreed to acquire, 60,000 shares of Common Stock for an aggregate purchase price of $750,000.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No. 2 to Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 41,039 shares representing 2.73% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of all 41,039 shares of Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 29, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure to Item 6:

On August 29, 2025, the Reporting Person and Francis Kavanaugh entered into the Stock Purchase Agreement described in Item 3 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Kory J. Kramer: Kory J. Kramer, Kory J. Kramer (09/03/2025)